SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement
(Under Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 3 - Final Amendment

Lincoln Snacks Company
______________________________________________________________________
(Name of the Issuer)

Lincoln Snacks Company
Brynwood Partners III L.P.
Lincoln Snacks Acquisition Corp.
Brynwood Management III L.P.
Hendrik J. Hartong, Jr.
John T. Gray
______________________________________________________________________
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value
______________________________________________________________________
(Title of Class of Securities)

534 744 107
______________________________________________________________________
(CUSIP Number of Class of Securities)

Paul G. Hughes, Esq.
Cummings & Lockwood
Four Stamford Plaza
Stamford, Connecticut
(203) 327-1700
______________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

a.	[ ] The filing of solicitation materials or an information statement subject to Regulation 14A (§ § 240.14a-1 through 240.14b-2), Regulation 14C (§ § 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§ 240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	[ ] The filing of a registration statement under the Securities Act of 1933.

c.	[ ] A tender offer.

d.	[ ] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:   [   ] .

        Check the following box if the filing is an amendment reporting the results of the transaction:   [X] .

Calculation of Filing Fee

Transaction valuation* Amount of filing fee $901,701 $980.34

        The amount on which the filing fee is calculated is based on the $3.50 per share merger consideration which would be paid for 877,076 shares of Common Stock and the amount which would be paid.

[ X ] Check box if any part of the fee is offset as provided by § 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$980.34
From or Registration No.:	Preliminary Proxy Material
Filing Party	Lincoln Snacks Company
Date Filed:	August 6, and September 7, 2001

EXPLANATORY NOTE

        This Amendment No. 3 - Final Amendment to the Schedule 13E-3 filed by Lincoln Snacks Company (“Lincoln Snacks”), Brynwood Partners III L.P., Lincoln Snacks Acquisition Corp. (“Lincoln Acquisition”), Brynwood Management III L.P. (“Brynwood”), Hendrik J. Hartong, Jr. and John T. Gray with respect to Lincoln Snacks Company is being filed pursuant to Rule 13e-3(d)(3) under the Securities Exchange Act of 1934, as amended, solely for the purpose of reporting the result of the transaction.

        At the Special Meeting of Stockholders of Lincoln Snacks held October 15, 2001, the stockholders of Lincoln Snacks adopted and approved the Agreement and Plan of Merger dated as of August 2, 2001, as amended (as so amended, the “Merger Agreement”), among Lincoln Snacks, Lincoln Acquisition and Brynwood. Favorable votes for adoption and approval of the Merger Agreement were cast by the holders of more than 92% of the Common Stock, par value $0.01, outstanding and entitled to vote at the meeting.

        The merger contemplated by the Merger Agreement became effective on October 15, 2001. Upon effectiveness of the merger, each share of Lincoln Snacks’ common stock outstanding (other than shares owned by Lincoln Snacks, Lincoln Acquisition and Brynwood) was converted into the right to receive $3.50 in cash. The shares of Lincoln Acquisition were converted into a number of shares of Lincoln Snacks’ common stock equal to the number of shares of Lincoln Snacks’ common stock outstanding immediately prior to the effective time of the merger. As a result of the foregoing, Lincoln Snacks is now a wholly owned subsidiary of Brynwood.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15 , 2001

LINCOLN SNACKS COMPANY

By:	/s/ HENDRIK J. HARTONG III
Hendrik J. Hartong, III Director, President and Chief Executive Officer

BRYNWOOD PARTNERS III L.P.

By: BRYNWOOD MANAGEMENT III, L.P.

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. A General Partner

LINCOLN SNACKS ACQUISITION CORP.

By:	/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr. President

BRYNWOOD MANAGEMENT III L.P.

By:	/s/ HENDRIK J. HARTONG, JR.
General Partner

/s/ HENDRIK J. HARTONG, JR.
Hendrik J. Hartong, Jr.

/s/ JOHN T. GRAY
John T. Gray